INVESTMENT ADVISER CODE OF ETHICS

Statement of General Policy

This Code of Ethics (“Code”) has been adopted by Pekin Hardy Strauss, Inc. (“Pekin Hardy” and doing business as Pekin Hardy Strauss Wealth Management and Appleseed Capital) and is designed to comply with Rules 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) and 17j-1 under the Investment Company Act of 1940.

The Code establishes rules of conduct for Pekin Hardy Supervised Persons (defined below) and is designed to, among other things, govern personal securities trading activities in the Personal Accounts (defined below) of Access Persons (defined below) and Family Members (defined below) in which employees, (outside of their role at Pekin Hardy) have direct or indirect control or a beneficial interest. This Code is based upon the principle that Pekin Hardy and its Supervised Persons owe a fiduciary duty to Pekin Hardy clients to conduct their affairs in such a manner to avoid (i) serving their own personal interests ahead of clients, (ii) taking inappropriate advantage of their position with the firm, and (iii) any abuse of their position of trust and responsibility. Pekin Hardy considers all current employees Supervised Persons and Access Persons.

The Code is designed to help ensure that the high ethical standards long maintained by Pekin Hardy continue to be applied. The purpose of the Code is to address activities that may lead to or give the appearance of conflicts of interest, insider trading and other forms of prohibited or unethical business conduct. The excellent name and reputation of our firm continues to be a direct reflection of the conduct of each Supervised Person.

Pursuant to Section 206 of the Advisers Act, both Pekin Hardy and its Supervised Persons are prohibited from engaging in fraudulent, deceptive or manipulative conduct. Compliance with this section involves more than acting with honesty and good faith alone. It means that Pekin Hardy has an affirmative duty to act in the best interest of its clients.

Pekin Hardy and its Supervised Persons are subject to the following fiduciary obligations when dealing with clients:

•	Be loyal to clients;

•	Have reasonable, independent bases for investment advice provided;

•	Seek best execution for client transactions when the firm is in a position to direct brokerage transactions for clients; and,

•	Ensure investment advice is suitable for clients’ objectives, needs and circumstances.

To meet its fiduciary responsibilities to its clients, Pekin Hardy expects its Supervised Persons to demonstrate high standards of ethical conduct for continued employment with the firm. Compliance with the provisions of the Code is a condition of employment with Pekin Hardy. Pekin Hardy’s reputation for fair and honest dealings with its clients has taken considerable time to build and could be seriously damaged by trading activity and other actions that could be considered questionable. Employees must understand that a breach of the provisions of the Code may constitute grounds for disciplinary action, including termination of employment with Pekin Hardy, and may also be a violation of federal and/or state securities laws, and could also include action by the Firm and/or a regulating body.

The provisions of this Code are not all-inclusive. Rather, they are intended as a guide for all Supervised Persons of Pekin Hardy in their conduct. In those situations where a Supervised Person may be uncertain as to the intent or purpose of the Code, he or she is advised to consult with the Chief Compliance Officer, who may grant exceptions to certain provisions contained in the Code only where it is clear that the interests of our clients will not be affected or compromised.

The Chief Compliance Officer will document and report violations of this Code to the coChief Executive Officer in charge of compliance.

Statement of Business Conduct

The Code of Ethics is intended to set standards of business conduct that allow the firm to comply with the various provisions of the Advisers Act and also requires that all Access Persons (defined below) comply with the various applicable provisions of the Investment Company Act of 1940, as amended, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable rules and regulations adopted by the Securities and Exchange Commission (“SEC”).

Section 204A of the Advisers Act requires the establishment and enforcement of Policies and Procedures reasonably designed to prevent the misuse of material, non-public information by investment advisers. Such Policies and Procedures are contained in the Code. The Code also contains Policies and Procedures with respect to personal securities transactions of all Pekin Hardy’s Access Persons.

Section 206 of the Advisers Act makes it unlawful for Pekin Hardy, its Supervised Persons, or its agents to employ any device, scheme or artifice to defraud clients or prospective clients, or to engage in fraudulent, deceptive or manipulative practices. The Code contains provisions that are reasonably designed to detect and prevent violations of the Code, the Advisers Act and rules thereunder.

Definitions. For the purpose of this Code, the following definitions shall apply:

“Supervised Person” means directors, officers and stockholders of Pekin Hardy (or other persons occupying a similar status or performing similar functions); employees of Pekin Hardy; and any other person who provides advice on behalf of Pekin Hardy and is subject to Pekin Hardy’s supervision and control. All current employees of the Firm are considered to be Supervised Persons.

“Access Person” means any Supervised Person who: has access to non-public information regarding clients’ planned or actual purchase or sale of securities or non-public information regarding the portfolio holdings of such clients. A consultant, temporary employee, or other person may be considered an Access Person depending on various factors, including length of service, nature or duties undertaken on behalf Pekin Hardy. All employees of the Firm are considered to be Access Persons.

“Personal Account” means accounts of Supervised Persons and their Family Members (as defined below) in which the Person has direct control or a direct beneficial interest, outside of their role at Pekin Hardy and has the ability to trade in Reportable Securities (as defined below). This typically includes brokerage, trusts, custodial accounts, partnerships, investment clubs, estates and closely held corporations.

“Proprietary Account” means accounts owned by Pekin Hardy or those in which Pekin Hardy is the investment manager and Access Persons’ investments constitute more than 25% of the account. As of the release of this version of the Code, this includes the Appleseed Discovery Fund, Pekin Hardy’s cash balance retirement fund, and the Pekin Hardy balance sheet accounts. (

“Beneficial ownership” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934 in determining whether a person is the beneficial owner of a security for purposes of Section 16 of such Act and the rules and regulations thereunder. Contact the CCO for any questions concerning this definition.

“Family Members” includes (i) the spouse or domestic partner of an Access Person; (ii) any child of any Access Person under the age of 21, whether or not residing with the Access Person; (iii) any other family member of the Access Person residing in the same household with the Access Person or to whom financial support the Access Person makes a significant contribution;

“Fund” means an investment company registered under the Investment Company Act. Note that Exchange Trade Funds (ETF) are not considered a Fund for the purposes of this Code of Ethics (see Reportable Security definition below).

“Reportable Fund” means any registered investment company (e.g., a mutual fund), for which our firm or an affiliate acts as investment adviser, as defined in Section 2(a)(20) of the Investment Company Act of 1940, or principal underwriter.

“Reportable Security” means shares of any mutual fund or private fund managed by Pekin Hardy (including the Appleseed Fund, Appleseed Discovery Fund and Appleseed Pioneer Fund), any note, stock, ETF, ETN, closed end fund or trust, initial public offering, private equity subscription, treasury stock, bond, future, option, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, private placement or fund, fractional undivided interest in oil, gas or other mineral rights, or, in general, any interest or instrument commonly known as a “security,” or any certificate or interest or participation in temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase (including options) any of the foregoing.

“Excluded Securities” are: (i) transactions and holdings in direct obligations of the Government of the United States; (ii) money market instruments – bankers’ acceptances, bank certificates of deposit, commercial paper, repurchase agreements and other high quality short-term debt instruments; (iii) shares of money market funds; (iv) transactions and holdings in shares of other types of mutual funds, unless the adviser or a control affiliate acts as the investment adviser or principal underwriter for the fund; (v) transactions in units of a unit investment trust if the unit investment trust is invested exclusively in unaffiliated mutual funds; and (vi) transactions in other types of investments not covered in the definition of Reportable Securities or elsewhere in this Code.

Prohibition Against Insider Trading

Introduction — Trading securities while in possession of material, nonpublic information, or improperly communicating that information to others may expose Pekin Hardy and its Supervised Persons to penalties that could include fines, industry bans, and/or imprisonment. In addition, clients and investors could sue associates and the firm seeking to recover damages for insider trading violations.

The law of insider trading is unsettled and continuously developing. If a Supervised Person has questions about the application of insider trading rules contained in this Code, they should speak to the CCO or a Co-CEO. Questions about receiving or acting upon possible material inside information must be immediately brought to the attention of the CCO or a Co-CEO.

General Policy — No Supervised Person may trade, either personally or on behalf of others, regardless of whether the Firm has discretionary responsibility for the asset being traded, based on material, nonpublic information, nor may any Supervised Person communicate material, nonpublic information to others in violation of the law.

As part of their initial, quarterly and annual certifications, Access Persons report personal relationships that may result in access to material, nonpublic information.

1. What is material information? Information is material where there is a substantial likelihood that a reasonable investor would consider it important in making his or her investment decisions. Generally, this includes information the disclosure of which would have a substantial effect on the price of the company’s securities. No simple test exists to determine when information is material; assessments of materiality involve a highly factspecific inquiry. For this reason, any questions about whether information is material should be directed to the CCO or a Co-CEO.

Material information often relates to a company’s results and operations, including for example, prospective dividend changes, earnings results, changes in previously released earnings estimates, significant merger or acquisition proposals or agreements, major litigation, liquidation problems and extraordinary management developments.

Important to note is the SEC’s position that the term “material nonpublic information” could also relate to Pekin Hardy’s securities recommendations and client securities holdings and transactions. Information about a large order to purchase or sell securities may, in some contexts, be material.

2. What is Public Information? Information is public when it has been disseminated broadly to investors in the marketplace through the Internet, a public filing with the SEC, news articles or other disclosure and after sufficient time has passed so that the information has been disseminated widely. It’s best to be conservative, as facts and circumstances may determine “broadly disseminated”. Information on a free web-site may be considered available to the general public, but that same information only made available via a membership-only website typically would not be.

3. Identifying Inside Information. If Supervised Persons believe they may have access to material, non-public information, they must consult with the CCO or a Co-CEO and take the following steps:

•	Do not purchase or sell the securities on behalf of themselves or others; and,

•	Do not communicate the information inside or outside the firm, other than to the CCO or to the Co-CEOs.

After the issue has been reviewed, the Firm will determine whether the information is material and nonpublic and, if so, what action the firm will take.

4. Contacts within Public Companies. Communication with contacts within public companies may represent an important part of our research efforts. The firm may make investment decisions on the basis of conclusions formed through such contacts and analysis of publicly available information. Difficult legal issues arise, however, when, in the course of these contacts, a Supervised Person becomes aware of material, non-public information. This could happen, for example, if a company’s Chief Financial Officer prematurely discloses quarterly results to an analyst, or an investor relations representative selectively discloses news to a handful of investors. In such situations, Pekin Hardy must make a judgment as to its further conduct. To protect yourself, your clients and the firm, you should contact the CCO or a Co-CEO immediately and follow the steps outlined in bullet 3 if you believe that you may have received material, nonpublic information. Additionally, Supervised Persons and Pekin Hardy can be exposed to secondary liability for violations of Regulation FD. This rule mandates that publicly traded companies must disclose material information to all investors at the same time. Staff should avoid asking contacts at public companies questions that are reasonably likely to elicit the disclosure of material nonpublic information.

5. Tender Offers. Tender offers represent a particular concern in the issue of insider trading for two reasons. First, tender offer activity often produces extraordinary fluctuations in the price of the target company’s securities. Second, the SEC has adopted a rule which expressly forbids trading and “tipping” while in the possession of material, non-public information regarding a tender offer received from the tender offer, the target company or anyone acting on behalf of either. Supervised Persons should exercise extreme caution any time they become aware of nonpublic information relating to a tender offer.

In the event that the CCO places trading restrictions on certain securities, Supervised Persons are prohibited from purchasing or selling securities on behalf of themselves or their clients during any period they are listed without approval of a Co-CEO or the CCO. Steps will be taken to inform Supervised Persons of the securities on the restricted list.

Personal Trading Policy

General. The firm has adopted this Personal Trading Policy in order to govern personal securities transactions of Access Persons. The policy is based upon the premise that Access Persons owe a fiduciary duty to clients and should avoid activities that create actual, potential or the appearance of conflicts of interest. Access Persons must avoid serving their own interests ahead of those of clients and avoid situations that might compromise or call into question the exercise of their independent judgment.

This Personal Trading Policy applies to Access Person’s Personal Accounts that hold, or grant the Access Person the ability, to buy or hold Reportable Securities.

In order to facilitate compliance with the Personal Trading Policy, Access Persons are required to consolidate all Personal Accounts at Pershing Advisor Solutions LLC or Charles Schwab Advisor Services and grant Pekin Hardy access to those accounts for monitoring purposes. Exceptions to this standard may be approved prior to the Access Person executing trades.

Personal Security Transactions Policy

1. The following trading in Personal Accounts is allowed without pre-clearance:

•	Trades of Appleseed Fund of less than $10,000 in one day.

•	Trades of other open-end mutual funds.

•	Trades of Excluded Securities.

•	Trades of Reportable Securities that are non-volitional (i.e., those in which there is no choice or beyond the ability to control) on the part of either an Access Person or a fund (e.g., the receipt of stock dividends).

•	Trades that are part of an automatic dividend reinvestment plan.

•	Automatic recurring investments, as long as the initial purchase was precleared.

•	Capital calls for private investments, as long as the initial investment was pre-cleared.

•	Changes to dividend reinvestment options (e.g., receiving cash to reinvesting).

•	Trades related to involuntary corporate actions.

•	Trades occurring as a result of changes to a Pekin Hardy model portfolio, including rebalancing or changes to the holdings.

2. The following trading in Personal Accounts is allowed with pre-clearance from the CCO or a Co-CEO:

•	Trades of Appleseed Fund of more than $10,000 in one day.

•	Trades of closed-end mutual funds, ETFs, ETNs, and fixed income securities (including preferred securities and hybrid preferred securities).

•	Investments in private securities and private funds, including the Pioneer and Discovery Funds.

•	The initial investment in a Pekin Hardy model portfolio.

3. Trading in Personal Accounts of any other Reportable Securities, including IPOs, is not allowed. Access Persons may sell securities already held in their account with preclearance from the CCO or a Co-CEO. Other exceptions may be granted as necessary to handle unique circumstances.

4. If an Access Person executes an order in the same Security on the same day as clients, the transaction will be combined or blocked, to the extent possible, with client transactions at the same broker. If orders cannot be completed in their entirety, client accounts will receive full allocations before allocations are made to Personal Accounts.

5. Access Persons shall not use knowledge of portfolio transactions made or contemplated for advisory clients to profit by the market effect of such transactions or otherwise engage in fraudulent conduct in connection with the purchase or sale of a Security sold or acquired by an advisory client (“front running”).

6. It is the responsibility of each Access Person to obtain authority for their transactions and to ensure the pre-clearance is accurately submitted on Schwab CT. If the system is not available, getting approval through an e-mail or pre-clearance form is allowed. The form or e-mail should be uploaded to Schwab CT as soon as appropriate.

7. Any authorization to trade is effective until the close of business on the trading day the authorization is granted. If an order for personal securities transactions are not executed that day, new authorizations must be obtained.

8. “Good until canceled” and “all or none” orders are prohibited.

9. The CCO and Co-CEO’s cannot approve trades in their own accounts.

Additional exceptions may be granted based on the facts and circumstances of the situation.

Violations. The CCO will review violations of the Personal Trading Policy to determine appropriate actions. Absent extenuating circumstances, violations of the Personal Trading Policy within a 12 month period will result in monetary fines as follows: $100.00 for the first offense, $250.00 for the second offense, and $500.00 for the third offense. A third violation within a 12 month period will also result in the employee being barred from trading Reportable securities for a period to be determined by the CCO. The CCO or Co-CEO’s have the authority to waive fines and to set additional penalties based on the circumstances of the situation.

Reporting Requirements

Reporting Requirements – Access Persons shall provide to the CCO holding and transaction reports for their Personal Accounts and Reportable Securities. These reports must contain the information described below, in accordance with Rule 17j-1. Access Persons must arrange for the CCO to periodically receive copies of the account statements. As noted previously, Access Persons’ and Family Members’ Personal Accounts must be held at Pershing Advisor Solutions LLC or Charles Schwab Advisor Services, unless approved by the CCO or a Co-CEO. The account data available through the Pershing and Charles Schwab platforms will effectively conform to the request of annual and quarterly holdings as described below.

1. Initial Holdings Report – Every Access Person shall, no later than 10 days after the person becomes an Access Person, provide an initial holdings report containing the following information for their Personal Accounts and Reportable Securities:

•	The title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable) of each reportable security in which the Access Person has any direct or indirect beneficial ownership when the person becomes an Access Person (the information can be reported by uploading the brokerage statements in Schwab CT);

•	The name of any broker, dealer or bank, account name, number and location with whom the Access Person maintained a Personal Account in which any of the securities were held for the direct or indirect benefit of the Access Person.

The information submitted must be current as of a date no more than forty-five (45) days before the person became an Access Person.

2. Annual Holdings Report – Every Access Person shall, no later than January 30 of each year, submit an annual holdings report containing the same information required in the initial holdings report as described above, as part of their annual questionnaire in Schwab CT.

3. Quarterly Transaction Reports – For most employee accounts, transactions and account information is maintained in Schwab CT. Every Access Person must, no later than thirty (30) days after the end of each calendar quarter, complete their Quarterly Certification in Schwab CT. For employees with accounts held at brokers that do not feed directly into the platform, account statements need to be manually uploaded into the platform, and need to include the following information:

•	Transaction dates, title and ticker symbols or CUSIP numbers, interest rates and maturity dates, number of shares and principal amount;
•	Nature of the transaction (e.g., purchase or sale);
•	Prices; and,
•	Names of the broker, dealer, or bank through which the transaction was effected.

4. Exempt – Access Persons need not include in their reporting those securities or transactions that fall within the definition of Excluded Securities defined above.

5. Monitoring and Review of Personal Securities Transactions – The CCO will monitor and review reports required under the Code for compliance with Pekin Hardy’s policies and procedures regarding personal securities transactions and applicable SEC rules and regulations. The CCO may also initiate inquiries of Access Persons regarding personal securities trading. Access Persons must cooperate with such inquiries and any monitoring or review procedures employed by Pekin Hardy .

Gifts and Entertainment

Giving, receiving, or soliciting gifts in a business setting may create an appearance of impropriety or may raise a potential conflict of interest. Pekin Hardy has adopted the policies set forth below to guide employees in this area.

General Policy. Pekin Hardy’s policy with respect to gifts and entertainment is as follows:

•	Access Persons should not accept or provide gifts or favors that might influence the decisions the recipient must make in business transactions involving Pekin Hardy or that others might reasonably believe would influence those decisions.

•	Modest gifts and favors or entertainment that conforms to generally accepted business practices may be accepted or given on an occasional basis, if they adhere to the value limitations below and would not likely be regarded by others as improper.

•	Where there is a law or rule that applies to the conduct of a particular business or the acceptance of gifts of even nominal value, the law or rule must be followed.

Reporting Requirements

•	Access Persons who receive or accept, directly or indirectly, gifts or entertainment of value from any person or entity that does business with or on behalf of Pekin Hardy, with a value in excess of $250.00 per year must obtain approval via Schwab CT from the CCO or Co-CEO before giving or accepting such gift.

•	Any non-employee entertainment or education over $250.00 must be pre-approved by the CCO or Co-CEO. This includes, but is not limited to, conferences, tickets to an event such as sporting, theatre or music, golf outing or other type of paid activity or engagement.

•	Meals for clients during the normal course of business does not require preclearance as long as the value is reasonable.

•	Registered representatives are covered by different requirements, including a limit of $100.00 annually for giving or receiving of gifts, per person, per calendar year. They should refer to their policies for additional guidance.

•	This gift-reporting requirement is for the purpose of helping Pekin Hardy monitor the activities of its Access Persons. However, the reporting of a gift does not relieve any Access Person from the obligations and policies set forth in this Section or any of the provisions of the Code.

•	From time to time, Pekin Hardy may receive gifts in the form of waivers or reimbursements of conference fees, travel, and meals. Although receipt of these expenses or reimbursements may not be predicated upon specific vendors or third party arrangements, sponsors may be anticipating a benefit. This could create a perceived conflict of interest. To address this conflict such expenses must be preapproved by the CCO or the Co-CEO, when possible. If pre-approval is not possible, the post notification and approval need to take place upon return to the office.

Service as an Officer or Director

•	Access Persons shall not serve as officers or on boards of directors of any private entities or publicly traded companies without pre-clearance from the CCO. Approval will be based upon a determination that such board service or officer position would be consistent with the interests of Pekin Hardy’s clients and would not create a real or perceived conflict of interest.

Certifications

Initial Certification. Access Persons will be provided with a copy of the Code and must certify in writing to the CCO that they: (i) received a copy of the Code; (ii) read and understand all provisions of the Code; (iii) agreed to abide by the Code; and (iv) reported all account holdings Annual and Quarterly Certifications. Access Persons must certify annually and quarterly to the CCO e that they have: (i) read and understood all provisions of the Code; (ii) complied with all requirements of the Code; and (iii) submitted all holdings and transaction reports as required by the Code.

Further Information. Access Persons should contact the CCO regarding any inquiries pertaining to the Code or the policies established herein.

Records

The CCO shall oversee the maintenance, in a readily accessible format, the following records:

•	Copies of Code of Ethics adopted by the firm pursuant to Advisers’ Act Rule 204A1 which is or has been in effect during the past five (5) years;

•	Records of violations of the Code and actions taken as a result of such violations for a period of five (5) years from the end of the fiscal year in which the violation occurred;

•	Records of written acknowledgements of receipt of the Code and amendments thereto for each person who is currently, or within the past five years was, an Access Person, which shall be retained for five years after the individual ceases to be an Access Person;

•	Copies of reports made pursuant to Advisers’ Act Rule 204A-1, including any brokerage confirmations and account statements make in lieu of these reports;

•	Lists of all persons who are, or within the preceding five (5) years have been, Access Persons; and

•	Records of decision to approve an Access Person’s acquisition of securities in IPOs and limited offerings within the past five (5) years after the end of the fiscal year in which such approval is granted.

Reporting Violations and Sanctions

Supervised Persons shall promptly report to the CCO or a Co-CEO actual, possible, or apparent violations of the Code. Retaliation for the reporting of a violation under the Code will constitute a violation of the Code and should be reported to a Co-CEO or the CCO. The Co-CEO or CCO will maintain confidentiality as much as is possible.

The CCO will promptly report to senior management material violations of the Code.

The CCO and the Co-CEO’s shall consider reports made to it hereunder and shall determine whether or not the Code has been violated and what sanctions, if any, should be imposed. Possible sanctions may include reprimands, monetary fine or assessment, or suspension or termination of the Supervised Person’s employment with the firm.

For the avoidance of doubt, nothing in this Code prohibits Supervised Persons from reporting potential violations of federal law or regulation to any governmental agency or entity, including but not limited to the Department of Justice, the SEC, or any agency’s inspector general, or from making other disclosures that are protected under the whistleblower provisions of federal law or regulation. Supervised Persons do not need prior authorization from their manager, the CCO or Co-CEOs, or any other person or entity affiliated with Pekin Hardy to make any such reports or disclosures and do not need to notify Pekin Hardy that they have made such reports or disclosures. Additionally, nothing in this Code prohibits Supervised Persons from recovering an award pursuant to a whistleblower program of a government agency or entity.